EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Quarter Ended March 31, 2008 (unaudited)
Income from continuing operations before income taxes	$23,042

Interest on long-term and short-term debt including amortization of debt expense	1,808
Interest element of rentals	852

Total fixed charges	2,660

Earnings before income taxes and fixed charges	$25,702

Ratio of earnings to fixed charges	9.66